VIA FACSIMILE (585) 381-4726


							March 1, 2006

Daniel Slocum
President
Dispatch Auto Parts, Inc.
305 Roosevelt Road
East Rochester, NY 14445

Re: 	Dispatch Auto Parts, Inc.
	Form 10-SB
	Filed February 22, 2006
	File No. 000-51818

Dear Mr. Slocum:

	This is to advise you that a preliminary review of your
registration statement on        Form 10-SB12(g) indicates that it
fails, in certain material respects, to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of Form 10-SB. For this reason, no detailed review of the filing will be made and no comments, other than the general comments below, will be provided because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We request that you consider submitting a substantive
revision
to correct the deficiencies or request a withdrawal of the filing. Please note that this Form 10-SB will go effective by lapse of time within 60 days of the filing pursuant to Exchange Act Section 12(g)(1). If our general comment below is not addressed within this
60 day time period, you should withdraw the     Form 10-SB prior
to
effectiveness and file a new Form 10-SB including changes responsive to our comments:

1. We note you have not included audited financial statements for
periods prior to        March 4, 2005.  You should include both
your
audited financial statements and that of Dispatch Auto Parts II, Inc., in accordance with Item 310(a) and Item 310(c) of Regulation S-
B.

2. We note you have not included an unaudited statement of operations and cash flows for the comparative interim period in 2004. Please refer to Item 310(b) of Regulation S-B.






      Please contact Nili Shah, Accounting Branch Chief, at (202)
551-3255 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-
3708
with any questions.

      						Sincerely,


      						Pamela A. Long
      						Assistant Director
??

??

??

??

Daniel Slocum
Dispatch Auto Parts, Inc.
March 1, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE